

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2021

Pijun Liu
Chief Executive Officer
WeTrade Group, Inc.
No 1 Gaobei South Coast
Yi An Men 111 Block 37, Chao Yang District
Beijing City, People Republic of China 100020

> **Re: WeTrade Group, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 22, 2021**
> **File No. 333-252149**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comment. In comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2021 letter.

Amendment No. 5 to Registration Statement on Form S-1

Cover Page

1.   We note your response to prior comment 1. Please disclose on the cover page that there has been no distribution of dividends or assets between you and your subsidiaries.

Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yarona L. Yieh, Esq.